EXHIBIT 2

December 3, 2012

Mr. Joel Zullinger, Chairman
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, PA 17257

Dear Mr. Zullinger:

We are extremely disappointed that the Board of Orrstown Financial Services, Inc. (“Orrstown” or the “Company”) recently decided to amend the Company’s bylaws in ways that entrench the current Board of Directors and inappropriately exclude highly qualified potential nominees from seeking election or appointment to the Company’s Board at a time when the Company and the Bank are losing money and operating under written agreements with its regulators (see Section 3-12 of the Company’s amended bylaws which requires Directors to maintain a permanent primary residence within 50 miles of the Company’s headquarters in Shippensburg, PA, and Section 3-15 which states that Directors of the Company are not eligible to serve on the Company’s Board if they serve as a management official (i.e. director or officer) of another depository institution or holding company, except for the existing incumbent directors, who were exempted from meeting both of these requirements;  see the amended bylaws as filed in Form 8-K with the SEC on November 19, 2012.)

This entrenchment action was clearly done in reaction to our firm’s recent Schedule 13D filing with the SEC dated October 22, 2012, in which the PL Capital Group disclosed aggregate ownership of 6.4% of the Company’s common stock, and stated our intention “to monitor the performance of the Company and the actions of the Company’s management and board, and where needed, to assert PL Capital Group’s stockholder rights.”  It is clear that the Company’s intent is to frustrate our legitimate stockholder right to seek board representation, not a coincidental review of corporate governance practices.

Not only is this blatant entrenchment action an abuse of stockholders’ rights and poor corporate governance, it is inconsistent with the specific language and goals of the written agreements entered into a mere 8 months ago by the Company and Orrstown Bank (the “Bank”) with the Federal Reserve Bank of Philadelphia (the “FRB”) and the Commonwealth of Pennsylvania, Department of Banking, Bureau of Commercial Institutions (the “Department of Banking”) on March 22, 2012, as disclosed in Form 8-K filed with the SEC on March 22, 2012 (collectively, the “Agreements”).

In the Agreements, the FRB and/or the Department of Banking noted that “the Bank had engaged in unsafe or unsound banking practices or violations of law or policy” and cited numerous instances where the Board of the Company had not fulfilled its duties to properly supervise and oversee the Company and the Bank.  The Department of Banking agreement also required the Bank to retain an independent consultant to develop an analysis and assessment of the Bank’s management and directors who will deliver a report which, among other things, evaluates “each existing director and senior officer to determine whether these individuals possess the ability, experience, and other qualifications required to perform present and anticipated duties (emphasis added), including adherence to the Bank’s established policies and practices, and restoration and maintenance of the Bank in a safe and sound condition;” (see section 2(c)(iii) under “Board and Management” in the Dept. of Banking agreement).  The Board cannot in good faith believe that restricting the pool of potential board candidates to a 50 mile radius of the Company’s headquarters is responsive to, and respectful of, the regulators findings and requirements.

In addition to the requirement noted above, the Agreements also require the Board (bold and italic emphasis added in several places):

●
To take actions to “strengthen Board oversight of the management and operations of the Bank, with full responsibility for the approval of sound policies and objectives and for supervision of all the Bank’s activities, consistent with the role and expertise commonly expected for directors of banks of comparable size.” (see section 1(a) under “Board Participation” in the Dept. of Banking agreement)

●
To develop a written capital plan including benchmark leverage, tier 1 risk-based and total risk-based capital ratios and to monitor the Bank’s adherence to the capital plan (see section 8 “Capital” in the Dept. of Banking agreement)

●
To monitor the Bank’s performance in relation with the written profit plan and budget prepared by the Bank, within 30 days after the end of each calendar quarter (see section 9(d) under “Profit and Budget Plan” in the Dept. of Banking agreement)

●
To develop a written strategic plan and to monitor the Bank’s adherence to the strategic plan, within 30 days after the end of each calendar quarter (see section 10 “Strategic Plan” of the Dept. of Banking agreement)

●
To establish a subcommittee of the Board “charged with the responsibility of ensuring that the Bank complies with all of the provisions of this Order” which “shall submit a written report monthly to the full Board” (see section 16 “Oversight Committee” in the Dept. of Banking agreement)

●	To review progress reports prepared by management for submission to the Dept. of Banking monthly (see section17 “Progress Reports” in the Dept. of Banking agreement)
●	To submit a “written plan to strengthen board oversight of the management and operations of the Bank” (see section 2 “Board Oversight” in the FRB agreement)
●
To take actions to “improve the Bank’s condition and maintain effective control over, and supervision of, the Bank’s major operations and activities, including but not limited to, credit risk management, lending and credit administration, asset quality, liquidity, audit, capital and earnings” (see section 2(a) under “Board Oversight” in the FRB agreement)

●
To take actions “to monitor management’s adherence to approved policies and procedures, and applicable laws and regulations and to monitor exceptions to approved policies and procedures” (see section 2(b) under “Board Oversight” in the FRB agreement)

●
To take actions to “improve the information and reports that will be regularly reviewed by the board of directors and its committees in their oversight of the operations and management of the Bank” (see section 2(c) under “Board Oversight” in the FRB agreement)

●	To take actions to maintain “adequate and complete minutes of all board and committee meetings.” (see sections 2(d) under “Board Oversight” in the FRB agreement)
●
To have the Bank submit a written internal audit program that addresses “improved oversight of all aspects of the audit program by the board of directors’ audit committee” (see section 12(a) under “Internal Audit” of the FRB agreement)

●
To have the Bank submit a written strategic plan which includes “identification of areas where the board of directors will seek to improve the Bank’s operating performance” (see section 13(a) under “Strategic Plan and Budget” in the FRB agreement)

Clearly, the Company’s and Bank’s primary regulators believe that the Board failed to meet the challenges faced by the Bank and Company in the past.  Now that the burdens placed on the Board by the Agreements are even more significant, it makes no sense to exclude highly qualified board candidates who can assist the Boards in meeting these challenges merely because they happen to live more than 50 miles away from the Bank’s headquarters.  Specifically for that (and other reasons), federal banking regulators have affirmatively rejected geographic bylaw restrictions in the past, most recently in Office of Thrift Supervision Order No. 2010-01, a copy of which is attached.  In that order, the OTS noted: “With regard to the geographic limitation on board membership, OTS indicated that such an exclusion could prevent a board from bringing on board members with particular expertise necessary to deal with a business crisis and could impair the entities’ ability to raise necessary capital from persons or entities that might want board representation to protect their investments.”  We are copying this letter to the Company and Bank’s primary regulators so that they may see what the Board has done, presumably without prior regulatory notice, approval and/or concurrence.

PL Capital principal Richard Lashley, our likely nominee, is exactly the type of experienced person the Company and Bank should want on the Boards.  A CPA (status: inactive), Mr. Lashley appears to have far more relevant banking, financial, accounting and bank board experience than any current Board member.  Mr. Lashley would be a valuable addition to, and resource for, the Company and Bank Boards, and there may be many other highly skilled and experienced potential board members who are being arbitrarily and inappropriately excluded for no apparent reason other than board entrenchment and enrichment (we note that the Board’s compensation appears excessive in comparison to peers).  PL Capital is also a potential source of capital for the Company, as we are an investment firm with over $130 million in assets under management dedicated solely to the community banking industry.  We are also the Company’s largest shareholder.  A copy of Mr. Lashley’s resume is attached.

We also examined Orrstown’s self-defined peer group of banks, as used in the Company’s proxy materials, and found that none of those peer banks have adopted similar restrictions.  See attached Schedule A.

We hope the Board will reconsider their actions and revise the bylaws to remove these provisions before the advance notice deadline for submission of shareholder nominees expires.  That deadline is fast approaching and we would like to resolve this without litigation, which would cost the Bank and Company a significant amount of money, time and effort, all of which would be better spent on the significant challenges facing the Company and the Bank.  In that regard, until this matter is resolved please place a litigation hold on all relevant documents and electronic communications between board members, management, employees and third parties.

Please contact Richard as soon as possible at 973-360-1666, or our counsel, Phillip Goldberg of Foley & Lardner, at 312-832-4549.

Regards,

Richard Lashley	John Wm. Palmer
Principal	Principal

cc:           Mr. Christopher C. Henderson
Assistant Vice President
Federal Reserve Bank of Philadelphia
Ten Independence Mall
Philadelphia, PA 19106

Mr. Robert C. Lopez, Director
Bureau of Commercial Institutions
Commonwealth of Pennsylvania
Department of Banking
17 North Second Street, Suite 1300
Harrisburg, PA  17101

Mr. Phillip Goldberg, Foley & Lardner LLP

Attachs.

SCHEDULE A—ORRSTOWN PEER GROUP
DIRECTOR ELIGIBILITY RESTRICTIONS
BYLAW REVIEW*

None of Orrstown's peer group companies have any director eligibility restrictions similar to those adopted by Orrstown. The only limitations are in regard to age (min/max), amount of shares owned, or both. Some companies explicitly mention that a director does not need to be a resident of X state. No companies, however, impose a geographic restriction.

See below for details on all director eligibility restrictions among peer group companies:

Metro Bancorp, Inc.

No person shall be eligible to be elected as a Director if he or she shall have attained the age of 77 on or prior to the date of his or her election.

Financial Institutions, Inc.

N/A

Univest Corporation of Pennsylvania
The Board of Directors shall be individuals who need not be residents of the Commonwealth of Pennsylvania. All Directors must be Shareholders of the Corporation. An individual shall be eligible to be a Director of the Corporation only if he or she previously has been a Director or an Alternate Director of the Corporation. Individuals shall retire from the Board of Directors on the first day of the month following their seventy-second (72nd) birthday. Notwithstanding this mandatory retirement provision, no later than the date on which an individual director must retire pursuant to this Section 1.A.; the Board of Directors, by the affirmative vote of a majority of directors at a duly called and convened meeting of the Board, may extend the retiring Director’s service eligibility for up to an additional three years from the date on which such Director would be required to retire and thereby permit him or her to be eligible to serve as a director for up to three additional years. Persons who were directors of Univest National Bank and Trust Co. on or before February 3, 1970, are exempt from this retirement provision.

Cardinal Financial Corporation

Except for individuals who are on the Board of Directors on April 21, 2004 (who may be reelected one or more times, regardless of age), no one who is seventy years of age or older shall be eligible to stand for election to the Board of Directors.

Eagle Bancorp, Inc.

N/A

Arrow Financial Corporation

Each director shall, at the time of his election or appointment, be at least eighteen (18) years of age, but shall not have attained seventy-five (75) years of age.

Peapack-Gladstone Financial Corporation

N/A

Alliance Financial Corporation

Every director must be a shareholder of the Corporation and shall own in his/her own right the number of shares required by law in order to qualify as such director and shall be at least equal to $1,000.00 in par value or market value. Any director shall forthwith cease to be a director when he/she no longer holds such shares, which fact shall be reported to the Board of Directors by the Secretary, whereupon the Board of Directors shall declare the seat of such director vacated.

Citizens & Northern Corporation
No person who attains the age of sixty-eight (68) years prior to the date of a regular annual meeting of the shareholders shall be eligible to be nominated to be elected as a member of the Board at such meeting.

CNB Financial Corporation

Each director of the corporation shall be a natural person of full age who need not be a resident of Pennsylvania. Each director upon first being appointed or elected to the Board shall own the lesser of 1,000 unencumbered shares of common stock of the Corporation or the number of shares equivalent to $15,000 of market value as of the date of appointment or election. On or before the third anniversary of the director's first election to the Board, each director shall own at least the lesser of 2,500 unencumbered shares of common stock of the Corporation or the number of shares equivalent to $25,000 of market value. A director shall be qualified if the director meets either or both of the foregoing criteria. No incumbent director shall be proposed for nomination to the board of directors without approval of at least 25% of the board of directors, and no person not then a director shall be proposed for nomination to the board of directors without approval of at least two-thirds of the board of directors.

VIST Financial Corp.

No person shall be eligible for nomination or for election to the Board of Directors of the Corporation after such person has attained the age of seventy (70) years, provided, however, that the preceding provisions of this sentence shall not apply to persons elected as Directors of the Corporation pursuant to the terms of a definitive agreement of acquisition or merger approved by the Board of Directors of the Company to the extent, but only to the extent, specifically provided in such agreement.  Any director having reached the age of seventy (70) shall serve until he/she has completed his/her term, but shall be ineligible for election to a new term.

Bryn Mawr Bank Corporation

Each director must be the holder of at least 100 shares of the Corporation’s stock in the directors own right in order to be qualified to act as a director. Any director shall cease to act when no longer holding said number of shares, which fact shall be reported to the Board of Directors by the Secretary, in which event the Board of Directors shall declare the seat of such director vacated.

Chemung Financial Corp.

Each director shall be at least 18 years of age and shall automatically cease to be a director at the next annual meeting after which he or she attains the age seventy-two (72) years.  The Board of Directors may, in its discretion, waive the age limitation or establish a greater age from time to time.  Each non-employee director shall directly own within one year following election to the Board of Directors, and at any time thereafter, at least 500 shares of capital stock of the corporation.

City Holding Company

The members of the Board of Directors need not be residents of the State of West Virginia.  No Board member may serve beyond the annual meeting following the date that he or she shall attain age 75.

Shore Bancshares, Inc.

N/A

Canandaigua National Corporation

Each Director shall own a minimum of Ten (10) Shares of the Common Capital Stock of the Corporation.

******************************************

Source:  D.F. King & Co. (based upon proxy statements)

RICHARD LASHLEY

PL Capital, LLC
466 Southern Blvd.
Chatham, NJ  07928
(973) 360-1666
(973) 360-1720 (fax)
RLashley@PLCapitalLLC.com

PRINCIPAL
PL CAPITAL, LLC; PL CAPITAL ADVISORS LLC; GOODBODY/PL CAPITAL LLC
1996-Present                                Co-founder and co-owner of this investment management and investment banking boutique which specializes in the banking industry.  PL Capital manages over $130 million held by the following entities:

FINANCIAL EDGE FUND, LP	1996-Present
FINANCIAL EDGE-STRATEGIC FUND, LP	1998 to Present
GOODBODY/PL CAPITAL, LP	2000 to Present
PL CAPITAL/FOCUSED FUND LP	2003 to Present

BOARD OF DIRECTORS (current and former):

STATE BANCORP, INC. and State Bank of Long Island
Jericho, NY
2009-2012                      Former member of the board of this $1.7 billion in assets publicly traded commercial bank based on Long Island, NY which was sold to Valley Bancorp in January 2012.

BCSB BANCORP, INC. and Baltimore County Savings Bank
Baltimore, MD
2011-Present                                Current member of the board of this $600 million in assets publicly traded commercial bank based in Baltimore.

COMMUNITY FSB HOLDING CO. and Community Federal Savings Bank
Woodhaven, NY
2008-2011                      Former member of the board of this privately held savings and loan based in Queens, NY which was sold in late 2011.

CENTRAL BANCORP, INC. and Central Co-operative Bank
Somerville, MA
2003-2004                      Former member of the board of this publicly traded $500 million in assets thrift holding company based in Boston.

HAVEN BANCORP, INC. and CFS Bank
Westbury, NY
2000-2001                      Former Member of Board of Directors of this publicly traded $3 billion asset thrift holding company and thrift subsidiary in NY.  Haven sold to NY Community Bancorp in 2001.

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SECURITY FINANCIAL BANCORP, INC. and Security Federal Bank & Trust
St. John, IN
2000-2003                      Former Member of Board of Directors of this publicly traded $200 million asset thrift holding company and thrift subsidiary in NW Indiana.  Security sold to Standard Bank in 2003.

FRANKLIN BANCORP, INC. and Franklin Bank, NA
Southfield, MI
2001-2004                      Former Member of Board of Directors of this publicly traded $600 million asset bank holding company and national bank subsidiary in suburban Detroit.  (Chairman, Audit Committee).  Franklin sold to First Place Financial in 2004.

************

MANAGING MEMBER
BUREAUS/PL PORTFOLIO LLC
Evanston, IL
1998-2001                      Former Managing Member of this special purpose entity dedicated to the purchase and collection of non-performing credit card receivables from major credit card issuers such as First USA and others.

ADVISORY BOARD MEMBER
CLEVER IDEAS-LeCARD, INC.
Chicago, IL
1997-2007                      Former Advisory Board member of this privately held specialty finance and marketing company, a national leader specializing in the restaurant industry.  LeCard provides financing to restaurants and discounts to consumers through an exclusive relationship with Citicorp Diners Club and other proprietary methods.

DIRECTOR
FINANCIAL SERVICES-CORPORATE FINANCE GROUP
KPMG PEAT MARWICK LLP
New York, NY
1993-1996                      Delivered merger and acquisition and related financial advisory services to banks, thrifts and other financial services companies nationwide.

SENIOR MANAGER
FINANCIAL SERVICES GROUP
KPMG PEAT MARWICK LLP
NY/NJ Metro Area
1984-1993                      Delivered professional accounting and auditing services to banks, thrifts and financial services companies in the NY/NJ metro area.

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ASST. TO THE NATIONAL DIRECTOR
NATIONAL THRIFT PRACTICE
KPMG PEAT MARWICK LLP
Short Hills, NJ
1991-1993                      Responsible for monitoring accounting, auditing, regulatory and industry issues relating to the thrift industry for purposes of providing technical support to KPMG’s entire thrift audit practice nationwide.

ASST. TO THE CHAIRMAN
AICPA SAVINGS INSTITUTIONS COMMITTEE
Washington, DC
1992-1993                      Served as Assistant to the Chairman of the AICPA committee dedicated to the thrift industry during a period of tremendous changes in the thrift industry and resultant pressures on external and internal accountants and auditors.  Worked closely with full time staff of the AICPA, OTS, RTC, FDIC and SEC in drafting technical accounting and auditing literature and monitoring industry developments.

REPRESENTATIVE ACCOMPLISHMENTS AND EXPERIENCE

•	Co-manager of several leading investment partnerships dedicated to the bank/thrift industry
•	Financial advisor in over $1.0 billion of bank and thrift mergers
•	Key member of KPMG’s bank/thrift corporate finance advisory group; in last full year (1995) there the group was in top ten of financial advisors for banks/thrifts nationwide
•	Extensive experience and relationships with thrift industry CEO’s and CFO’s, attorneys, research analysts, investment bankers, accountants, regulators, appraisers and investors
•	Extensive experience with and knowledge of numerous thrifts/banks nationwide
•	CPA (status inactive) with specialized bank/thrift industry, public accounting and auditing expertise
•	Significant experience serving on bank/thrift boards of directors and board committees
•	Meets criteria as designated “financial expert” under Sarbanes Oxley

NON-PROFIT ACTIVITIES:
Member, Rutgers School of Business Advisory Board, Finance
Chairman, Oswego State University School of Business Capital Campaign (2003)

EDUCATION:	MBA, Accounting	Rutgers University, 1984
	BS, Business Administration	Oswego State University (NY), 1980
PROFESSIONAL CERTIFICATION:  CPA, New Jersey (status inactive)

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